Mail Stop 6010

								January 25, 2006

Via U.S. Mail and Facsimile

Mr. Everett Chadwick
Vice President, Finance, Treasurer and Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

Re:	Chase Corporation
	Form 10-K for Fiscal Year Ended August 31, 2005
      Filed November 23, 2005
	File No. 001-09852

Dear Mr. Chadwick:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended August 31, 2005

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

Results of Operations, page 12

1. We note that revenues increased due to several reasons including the acquisition of the E-Poxy and Paper Tyger businesses, increased sales of the Coating and Laminating division`s wire and cable product lines, continued increased demand for Chase BLH2OCK, and increased demand for HumiSeal (r) products. However, none of the reasons for the changes in revenues are quantified. In future filings please separately quantify and discuss each of the specific reasons for significant changes in revenue and expense amounts each period.

2. We see on page 13 that "profitability continues to be impacted by raw material increases." In future filings further explain the impact of raw material increases and clearly identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance. Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Form 10-Q for the Quarterly Period Ended November 30, 2005

Item 1 - Unaudited Financial Statements, page 3

Consolidated Statements of Cash Flows, page 6

3. We note that the effect of foreign exchange rates on cash of $51,552 for the three months ended November 30, 2005 is the same as the foreign currency translation adjustment on your consolidated statement of stockholders` equity. Please tell us whether you prepared the statement of cash flows for your British operations using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary in future filings.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Everett Chadwick
Chase Corporation
January 25, 2006
Page 2